UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. __)*

INTELLIGENT BUYING, INC.

(Name of Issuer)

Common stock, $.001 p.v.

(Title of Class of Securities)

45822D 10 2

(CUSIP Number)

John B. Lowy

645 Fifth Avenue, Suite 400 New York NY 10022

(212)371-7799

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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June 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 45822D 10 2	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Philip Romanzi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,653,333
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 5,653,333
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.9
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45822D 10 2	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Bagel Hole, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,653,333
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 5,653,333
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.9
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45822D 10 2	13D	Page 4 of 6 Pages

ITEM 1.	SECURITY AND ISSUER

Intelligent Buying, Inc., common stock $.001 p.v.

ITEM 2.	IDENTITY AND BACKGROUND

For more than the past five years, the reporting person has been the sole owner and CEO of Bagel Hole, Inc.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

PF

ITEM 4.	PURPOSE OF TRANSACTION.

To acquire control of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

The reporting persons purchased the shares as of June 15, 2018, for $90,000. Philip Romanzi and Bagel Hole, Inc. are the reporting persons. The 5,653,333 shares are registered in the name of Bagel Hole, Inc., of which Mr. Romanzi is the 100% owner. Mr. Romanzi has sole voting power over the shares registered in the name of Bagel Hole, Inc.

(b)

Each of the reporting persons is located at 400 Seventh Avenue, Brooklyn, NY 11215

(c)

The principal business of Bagel Hole, Inc. is the ownership and operation of a bagel store.

(d)

During the past five years, neither of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, neither of the reporting persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Bagel Hole, Inc. is a New York corporation.  Philip Romanzi is a U.S. citizen.

CUSIP No. 45822D 10 2	13D	Page 5 of 6 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1	Filed as an Exhibit is the Stock Purchase Agreement between the person who sold the shares of Intelligent Buying, Inc. and Bagel Hole, Inc., one of the reporting persons.

CUSIP No. 45822D 10 2	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2018

/s/ Philip Romanzi
Name: Philip Romanzi

BAGEL HOLE, INC.

/s/ Philip Romanzi
Philip Romanzi, CEO

[Signature Page to Schedule 13D]